KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

January 22, 2016

Lauren Hamilton
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.20549

Re:	Corsair Opportunity Fund (the "Fund"); Post-Effective Amendment to Registration Statement on Form N-2 (the “POS 8-C Filing”); File Numbers: 333-197119; 811-22978

Dear Ms. Hamilton:

We note the correspondence filed on January 21, 2016 (the “Prior Correspondence”), and are providing the information below to supersede the response to comment #7 in the Prior Correspondence.  Appendix A shows the change addressing the updated response to comment #7 in the Prior Correspondence that will be reflected in the Fund’s final prospectus and statement of additional information (filed pursuant to Rule 497 under the Securities Act of 1933).

Prospectus- Page 18

7.	Please confirm and indicate in the appropriate footnote, that both “Expenses on Securities Sold Short” and “Acquired Fund Fees and Expenses” are excluded from the Expense Limitation.

We confirm that both Expenses on Securities Sold Short and Acquired Fund Fees and Expenses are both excluded from the Expense Limitation. The requested disclosure has also been made.

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www.kramerlevin.com

Securities and Exchange Commission
January 22, 2016

In addition to the above, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•
Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen

Appendix A

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear.

	Class A Shares	Class I Shares
Shareholder Transaction Expenses

Maximum Sales (Load) (as a percentage of offering price)(1)	3.00%	None

Annual Expenses (as a percentage of net assets attributable to shares)

Management Fee(2)	1.50%	1.50%
Incentive Fee(3)	0	0
Distribution and Shareholder Servicing Fees(4)	0.50%	None
Acquired Fund Fees and Expenses(5)	0.04%	0.04%
Expenses on Securities Sold Short(6)	0.06%	0.06%
Other Expenses(7)	5.35%	5.35%
Total Annual Fund Operating Expenses (excluding the Incentive Fee)	7.45%	6.95%
Less: Amount Paid or Absorbed Under Expense Limitation Agreement(2)	(4.60)%	(4.60)%
Net Annual Expenses(2)	2.85%	2.35%

1)
Class I shares are not subject to a sales load. In connection with initial and additional investments, investors in Class A shares may be charged a sales load of up to 3% of the amounts transmitted in connection with their purchases of shares. (See “The Offering — Plan of Distribution.”)

2)
The amount shown was absorbed by the Adviser pursuant to an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”). Under the Expense Limitation Agreement, the Adviser (or its affiliate) has agreed to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, but excluding Distribution and Shareholder Servicing Fees, expenses on securities sold short, acquired fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expenses of each class of shares of the Fund to 2.25% per annum of the average monthly net assets of such class of shares (the “Expense Limitation”). The Expense Limitation Agreement is in effect for at least one year, and will remain in effect thereafter until terminated by the Fund. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund’s ordinary operating expenses to exceed the Expense Limitation in effect at the time the expense was paid or absorbed. ~~Net Annual Expenses above does not include acquired fund fees and expenses or expenses on securities sold short.~~

3)
The Fund pays the Adviser a performance-based Incentive Fee promptly after the end of each fiscal year of the Fund. The Incentive Fee is determined as of the end of the fiscal year in an amount equal to 20% of the amount by which the Fund’s net profits for all Fiscal Periods (as defined herein) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account, without duplication for any Incentive Fees paid during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event a Fiscal Period is triggered in connection with a share repurchase offer by the Fund. In such event, only that portion of the Incentive Fee that is proportional to the Fund’s assets paid in respect of such share repurchases (not taking into account any proceeds from contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. For purposes of determining the Fund’s net asset value, the Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of a fiscal year). (See “Fees and Expenses — Incentive Fee.”)

The Incentive Fee shown in the table reflects actual Incentive Fees paid for the period December 1, 2014 (commencement of operations) through September 30, 2015 and thus reflects only performance of the Fund for the period noted above. During this period, there was no Incentive Fee paid by the Fund to the Adviser. As described above, the Incentive Fee varies based on the Fund’s performance for each Fiscal Period. For example, if the Fund were to have flat or negative performance in a given year, the amount shown for Incentive Fee would be zero. Accordingly, the fee shown in the table is not in any way intended to predict the future performance of the Fund nor does it predict the level of future Incentive Fees to be paid, if any.

4)
Class I shares are not subject to such ongoing distribution and shareholder servicing fees. Class A shares of the Fund are subject to ongoing distribution and shareholder servicing fees to compensate Selling Agents for selling shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. These fees are accrued daily as an expense of the Fund and paid monthly in an amount not to exceed, in the aggregate, 0.50% (on an annualized basis) of the net asset value of Class A shares of the Fund. (See “Fees and Expenses — Distribution and Shareholder Servicing Fees.”)

5)
Acquired Fund Fees and Expenses represents the pro rata expense indirectly incurred by the Fund as a result of its investment in other investment companies. Total Annual Fund Operating Expenses shown will not correlate to the Fund’s ratio of expense to average net assets appearing in the Financial Highlights tables, which do not include the Acquired fund Fees and Expenses.